July 22, 1997



VIA FACSIMILES (918) 584-4220, (713) 496-3555
AND FEDERAL EXPRESS

Mr. R. J. Sullivan, Jr., Manager
Sullivan and Company 3 D Program I, L.L.C.
3031 First Place Tower
15 East Fifth Street
Tulsa, OK  74103-4331

Mr. Buzz Bainbridge, President
Willisco, Inc.
15995 North Barker's Landing
Suite 200
Houston, TX  77079-2418

Re:  Letter of Agreement
       Bayou Sorrel Prospect
       Iberville Parish, Louisiana

Gentlemen:

This Letter Agreement shall evidence the mutual understanding and agreement of National Energy Group, Inc. ("NEG"), and Sullivan and Company 3 D Program I, L.L.C. ("Sullivan") and Willisco, Inc. ("Willisco") with respect to various discussions, proposals and agreements among the parties relating to a 3 D seismic survey, known as the Bayou Sorrel 3 D Survey Project (the "Project"). Sullivan and Willisco are sometimes hereinafter collectively referred to as ("Sullivan / Willisco").

         NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         (1) The Project shall be comprised of an approximate 55 square mile area encompassing the lands and leaseholds more fully described on the map designated as Exhibit "A", attached hereto and incorporated herein.




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Mr. R. J. Sullivan, Jr., Manager
Sullivan and Company 3 D Program I, L.L.C.
Mr. Buzz Bainbridge, President
Willisco, Inc.
July 22, 1997
Page Two


         (2) Sullivan and Willisco shall assign to NEG 100% of all permits, leasehold agreements, options and/or other forms of interests relating to ownership and/or authority to conduct the Project survey (the "Permits") more fully described on Exhibit "B", attached hereto and incorporated herein, which are presently controlled by Sullivan and/or Willisco or at anytime hereinafter acquired; provided that Sullivan/Willisco agree that as of the date of execution hereof, neither shall execute any additional Permits without the express written consent of NEG.

         (3) In consideration hereof, NEG shall make a cash payment to Sullivan / Willisco in the aggregate amount of $625,000 (which amount shall be subject to audit by NEG and supported by actual, direct third party charges paid by Sullivan and/or Willisco), together with assignment of a 3% overriding royalty interest (the "ORRI") up to and including an amount which shall not exceed $625,000, net of severance taxes, to be derived from production attributable to all leases owned of record on June 6, 1997, and those leases acquired and or renewed between June 6, 1997 and June 30, 2000 in the Project area, except for and excluding those certain leases in the East Bayou Sorrel Field and existing, current production attributable to the Bayou Sorrel Field, all of which are more fully described on Exhibit "C", attached hereto and incorporated herein.

         (4) NEG shall own all data acquired and processed in the Project area (the "Data") until the earlier of (i) a period of thirty
                  (30) months following completion of the field survey by the seismic crews accessing the Data or (ii) a period of thirty
                  (30) months after July 1, 1998, at which time the Data shall become an undivided joint ownership of NEG in an amount equal to 50% and to Sullivan / Willisco in an aggregate amount equal to 50%; provided that Sullivan / Willisco acknowledge and agree that the ownership interest acquired by NEG and/or Sullivan / Willisco may be in the form of a license in the event NEG shall determine that it is in its best interest to participate in a speculative 3-D seismic survey, rather than a proprietary 3-D seismic survey over the Project.

         (5) NEG shall have a fourteen (14) day period following receipt of a fully executed copy of this Letter Agreement to review all materials, maps, financial records, Permits, Data or other information (the "Information") related to the Project which it deems necessary and proper to conduct its due diligence investigation of the Project (the "Due Diligence Review").

         (6) Neither party shall engage in any activities, directly or indirectly, which shall act to circumvent the other with respect to the subject matter hereof, and Sullivan / Willisco specifically agree that for a period of two (2) years after January 1, 1998 it shall not engage in any activities, directly or indirectly, which compete with NEG in the Project area; provided that following execution and delivery of this Letter Agreement, NEG shall be permitted to contact any and all parties within the Project area, including those parties which have executed Permits with Sullivan / Willisco or have been contacted by Sullivan / Willisco with respect to the Project.





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Mr. R. J. Sullivan, Jr., Manager
Sullivan and Company 3 D Program I, L.L.C.
Mr. Buzz Bainbridge, President
Willisco, Inc.
July 22, 1997
Page Three


         (7) Subject only to the Due Diligence Review of NEG, the parties hereto agree to execute, deliver and perform as contemplated herein, including, but not limited to, the execution, delivery and performance of such documents and take such actions as the other party or parties may reasonably request in order to more effectively consummate the transaction's contemplated hereby; provided that in the event NEG shall discover during its Due Diligence Review a material fact or facts which shall have a material effect on the Project as contemplated herein, then in such event, NEG shall have the right, upon written notice to Sullivan / Willisco, to terminate this Letter Agreement and any obligations contained herein, except with respect to the confidentiality of the Information as provided herein.

         (8)      MISCELLANEOUS.

          a. This Letter Agreement and the Information described herein shall be confidential and shall remain confidential and shall not be disclosed to any third party, except as otherwise contemplated herein; as may be mutually agreed in writing, or to the extent required by law, rule, regulation of governmental agencies or court order.

          b. THIS LETTER AGREEMENT AND ALL OF THE RIGHTS AND OBLIGATIONS OF THE PARTIES ARISING FROM OR RELATING TO THE SUBJECT MATTER HEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING THE CONFLICT OF LAWS AND RULES OF SUCH STATE.

          c. This Letter Agreement supersedes any prior agreements between the parties with respect to the subject matter of hereof.

          d. In the event any dispute regarding this Letter Agreement cannot be reconciled by the parties, then they shall attempt to resolve any such dispute through (i) mediation, using a mutually acceptable mediator, and, if necessary, through (ii) binding arbitration, using a mutually acceptable arbitrator. No dispute related hereto shall be brought before any court of law or equity. Any arbitration will be conducted in Dallas County, Texas using the commercial rules of the American Arbitration Association.

Mr. R. J. Sullivan, Jr., Manager
Sullivan and Company 3 D Program I, L.L.C.
Mr. Buzz Bainbridge, President
Willisco, Inc.
July 22, 1997
Page Four


If the foregoing reflects our mutual understanding and agreement of the subject matter contained herein, please so indicate by executing in the appropriate space below. This Letter Agreement shall be effective as of June 6, 1997.

Sincerely,

NATIONAL ENERGY GROUP, INC.

By:
         Miles D. Bender
         President and CEO

MDB:ljg



ACCEPTED AND AGREED to
this               day of July, 1997.


SULLIVAN AND COMPANY 3 D PROGRAM I, L.L.C.

By:
         R. J. Sullivan, Jr.
         Program Manager

WILLISCO, INC.

By:
         Buzz Bainbridge
         President